                                                                    Exhibit 12-B

                        Delmarva Power & Light Company

          Ratio of Earnings to Fixed Charges and Preferred Dividends
          ----------------------------------------------------------
                            (Dollars in Thousands)
                            ----------------------

                                      12 Months
                                        Ended                    Year  Ended  December  31,
                                     September 30,   ----------------------------------------------------
                                         1999            1998        1997        1996        1995       1994
                                      ----------     -----------  ----------  ----------  ----------  ----------

Income before extraordinary item       $136,549        $112,410    $105,709    $116,187    $117,488    $108,310
                                      ----------     -----------  ----------  ----------  ----------  ----------
Income taxes                             88,426          72,276      72,155      78,340      75,540      67,613
                                      ----------     -----------  ----------  ----------  ----------  ----------
Fixed charges:
 Interest on long-term debt
  including amortization of
  discount, premium and
  expense                                78,875          81,132      78,350      69,329      65,572      61,128
 Other interest                           8,159           9,328      12,835      12,516      10,353       9,336
 Preferred dividend require-
  ments of a subsidiary
  trust                                   5,688           5,688       5,687       1,390          -           -
                                      ----------     -----------  ----------  ----------  ----------  ----------
  Total fixed charges                    92,722          96,148      96,872      83,235      75,925      70,464
                                      ----------     -----------  ----------  ----------  ----------  ----------
Nonutility capitalized interest              -              -          (208)       (311)       (304)       (256)
                                      ----------     -----------  ----------  ----------  ----------  ----------
Earnings before income taxes
 and fixed charges                     $317,697        $280,834    $274,528    $277,451     $268,649   $246,131
                                      ==========     ===========  ==========  ==========  ==========  ==========
Fixed charges                          $ 92,722        $ 96,148    $ 96,872    $ 83,235     $ 75,925   $ 70,464

Preferred dividend requirements           7,157           7,150       7,556      14,961       16,185     15,948
                                      ----------     -----------  ----------  ----------  ----------  ----------
                                       $ 99,879        $103,298    $104,428    $ 98,196     $ 92,110   $ 86,412
                                      ==========     ===========  ==========  ==========  ==========  ==========
Ratio of earnings to fixed charges
 and preferred dividends                   3.18            2.72        2.63        2.83         2.92       2.85

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of a subsidiary trust, and interest expense associated with DPL's leases. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to income before extraordinary item.